Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

Set forth below is a letter to clients of Standard Bank & Trust Company and accompanying FAQs in connection with the proposed merger between First Midwest Bancorp, Inc. and Standard Bancshares, Inc.

June 2016

Dear Valued Client,

Standard Bancshares, Inc. recently entered into a definitive merger agreement with First Midwest Bancorp, Inc. which will allow for the blending of two local, high quality, and client-focused organizations. With similar philosophies built on a foundation of trust and service, the management teams of Standard Bank and Trust Company and First Midwest Bank have each created significant momentum over the years as a result of a shared commitment to relationship based banking and community development.

Strengthening our collective market presence across the region, this merger adds talented leadership and depth to the combined teams, which will boost our ability to serve your growing banking needs. Together we will be able to provide a broad array of commercial, retail, wealth management, trust and private banking products and services, while further enhancing an already exceptional client experience. The merger is anticipated to be completed in late 2016 or early 2017, subject to the receipt of regulatory approvals and completion of various closing conditions.

First Midwest looks forward to welcoming you to its banking family. We will keep you informed on the progress of this merger through regular future communications. For answers to initial questions you may have, we have enclosed a Question and Answer Guide for your reference. We have also posted this letter, Question and Answer Guide, and press release announcing this agreement to www.StandardBanks.com, as well as www.FirstMidwest.com. And of course, any additional questions or concerns you may have can be directed to your Standard Bank and Trust relationship manager.

Thank you for your business. Your confidence and trust are important to us. We look forward to continuing to serve you, and our communities.

Sincerely,

Lawrence P. Kelley	Mark G. Sander
President & CEO	President
Standard Bank and Trust Company	First Midwest Bank

CLIENT QUESTION AND ANSWER GUIDE

General Questions

What is happening between Standard Bank and Trust Company and First Midwest Bank?
Standard Bancshares, Inc. and First Midwest Bancorp, Inc. have entered into a definitive merger agreement which will meld the two organizations operating as Standard Bank and Trust Company and First Midwest Bank. The result will be one local, high quality, and client-focused financial institution in First Midwest.

Why has Standard Bancshares, Inc. entered into this definitive merger agreement with First Midwest Bancorp, Inc.?
As the Board of Directors and executive management of Standard Bancshares, Inc. looked to the future, we selected First Midwest as our partner for three primary reasons:

1.
Both local, high quality organizations share similar philosophies of serving as our clients’ most trusted financial partner supporting your success over a lifetime and supporting the communities in which we live, work and play;

2.	We wanted to ensure continuity of service and expertise for all clients, while allowing for an expanded network of branches and a broader array of products and services;

3.	This partnership provided the best value to our shareholders and clients.

This announcement is the culmination of significant momentum created by the management teams of Standard Bank and Trust Company and First Midwest Bank over the years.

Who is First Midwest?
First Midwest Bancorp, Inc. is a relationship based financial institution and one of the largest independent publicly-traded bank holding companies based on assets headquartered in the Midwest, with approximately $10.7 billion in assets and over $8 billion in trust assets under management. First Midwest’s principal subsidiary, First Midwest Bank, and other affiliates provide a full range of commercial, retail, wealth management, trust and private banking products and services through over 110 locations in metropolitan Chicago, northwest Indiana, central and western Illinois, and eastern Iowa. First Midwest’s common stock is traded on the NASDAQ Stock Market under the symbol FMBI. For more information on First Midwest Bank, please visit www.FirstMidwest.com.

What does this mean to me as a Standard Bank and Trust Company client?
Short-term, this announcement has no impact on your banking relationship with Standard Bank or your banker, how your account(s) and debit card work, interest rates, loan payments, branch locations or any element of your current banking experience.

As the merger progresses, we will keep you informed about what to expect and when to expect it via direct mail communications to your current address on file with Standard Bank. Those communications will then be posted at www.FirstMidwest.com/Standard as a ready reference for you.

This merger reinforces our shared commitment to relationship based banking and adds talented leadership and depth to our collective teams. It also allows for a broader set of commercial, retail, wealth management, trust and private banking products and services and an expanded number of locations at which to conduct business. We will maintain our local knowledge and decision making and become an even more important resource to the communities we serve by continuing to actively participate in the communities and neighborhoods where we live, work and play.

Will Standard Bank and Trust Company change its name to First Midwest Bank?
Yes. Branches of Standard Bank will change their name to First Midwest Bank upon completion of the merger, which is expected to occur in late 2016 or early 2017.

Relationship Specific Questions

Will my account number change?
At this time your account number will remain the same. If there are any changes required, a communication will be provided in a timely manner along with detailed instructions to ensure a smooth transition.

What will happen to my accounts, checks, and deposit slips?
You may continue to use your same accounts, checks and deposit slips at this time. We will strive to make your transition as simple as possible and will notify you in advance if your checks or deposit slips require replacement.

What about my ATM or debit card?
You may continue to use your ATM or debit card at this time without interruption. If there are any changes required, a communication will be provided in a timely manner along with detailed instructions to ensure a smooth transition.

What will happen to my banking representatives?
At this time, all of the employees that have been serving you in the past will continue to provide the same exceptional service to which you have grown accustomed.

Will the lobby and drive-up hours remain the same?
Yes. The lobby and drive-up hours will remain the same for your convenience.

Will I need to notify anyone about my automatic payments or direct deposits?
Any direct deposits currently being credited to your account, or automatic payments being deducted from your account, will continue at this time without interruption. We will notify you if your deposits or payments require notification of changes to the originator.

Will the interest rate on my certificate of deposit (CD) remain the same?
Yes. The rate you are currently receiving on your CD will remain unchanged through its date of maturity.

What about the interest rates on my other interest-bearing deposit accounts (Money Market, Checking and Savings)?
You will continue to earn interest on these accounts and the interest rate will vary as it has in the past.

Will my loan payments continue as before?
Yes. Please continue to make your loan payments to Standard Bank and Trust Company. Loan payments cannot be made at First Midwest branches until the merger is complete. Upon completion of the merger, all loans will transfer to First Midwest Bank at their current terms and conditions.

When will I be able to use First Midwest Banking Centers?
We anticipate that the merger will close in late 2016 or early 2017, subject to regulatory approvals and other closing conditions. When the merger is complete, you will be able to conduct business at any of First Midwest Bank’s convenient locations throughout the Chicagoland area and across the state of Illinois, northwest Indiana and eastern Iowa. For a branch locator, please visit: www.FirstMidwest.com/Locator.

Who should I call with questions about supplemental FDIC insurance?
If you have questions about the supplemental FDIC insurance of your accounts, please call your local branch manager.

Who should I call if I have additional questions?
Please contact Diane Scorzo, Assistant Vice President and Executive Secretary, at 708.499.2062, extension 2453.

Note: The merger of Standard Bancshares, Inc. and First Midwest Bancorp, Inc. is subject to bank regulatory approvals and other closing conditions.

The following information may pertain to you as a result of the merger between Standard Bancshares, Inc. (Standard) and First Midwest Bancorp, Inc. If you have accounts at both institutions, your newly combined deposits in the resulting institution could exceed the $250,000 normal maximum of deposit insurance provided by the FDIC. In this case, the FDIC will provide supplemental insurance coverage on your accounts for a period of six months from the effective date of the merger. For example, if the transaction were to be completed on or about December 31, 2016, then your Standard accounts would be insured separately until June 30, 2017. If a Standard certificate of deposit would mature and be renewed under the same terms between December 31, 2016 and June 30, 2017, the supplemental insurance would be effective until the first maturity date after June 30, 2017. Certificates of deposit that mature between December 31, 2016 and June 30, 2017 and are renewed on any other basis, or that are not renewed and become demand deposits, will be separately insured only until June 30, 2017. The purpose of the supplemental insurance coverage is to provide you an opportunity to restructure any accounts, if needed, to maximize the insurance coverage of your existing accounts. Any account opened or additional deposits to existing accounts after June 30, 2017 will be combined with your existing accounts in the new institution and will not be separately insured

Additional Information for Shareholders
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Standard, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Standard, which also will constitute a prospectus of First Midwest, that First Midwest and Standard will send to their respective shareholders. Investors and shareholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Standard and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Standard Bancshares, Inc. upon written request to Standard Bancshares, Inc., Attn: Diane Scorzo, Assistant Vice President, 7800 West 95th Street, Hickory Hills, Illinois 60457 or by calling (708) 499-2062 ext. 2453.
First Midwest, Standard and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of First Midwest and Standard in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.

Forward-Looking Statements
Certain statements made herein may constitute “forward-looking statements.” Forward-looking statements are not historical facts or guarantees of future performance or outcomes, but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. Forward-looking statements are subject to certain risks, uncertainties and assumptions, including those identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2015, as well as First Midwest’s subsequent filings made with the SEC. Forward-looking statements are made only as of the date hereof and First Midwest undertakes no obligation to update any forward-looking statements to reflect new information or events or conditions after the date hereof.